S

20004546

Securities and Exchange Commission
Trading and Markets

FEB 24 2020

RECEIVED

SEC Mail Processing Section
FEB 24 2020
Washington DC
416

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | August 31, 2020 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-67029 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Albright Securities LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Thirteenth Street NW, Suite 1000 South
(No. and Street)

| Washington | DC | 20005 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy Jones 202-370-3500
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young Ltd.
(Name – *if individual, state last, first, middle name*)

| 3 Bermudiana Road | Hamilton | Bermuda | HM11 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

EB.

## OATH OR AFFIRMATION

I, Gregory B. Bowes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Albright Securities LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________

______________________________

______________________________

Signature

Managing Principal

Title

Notary Public

District of Columbia: SS
Subscribed and sworn to before me, in my presence,
this 13 day of February, 2020

Allyson B. Simpson, Notary Public, D.C.
My commission expires August 31, 2023.

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLYSON B. SIMPSON
NOTARY PUBLIC
EXP. 8-31-23
DISTRICT OF COLUMBIA

ALBRIGHT
SECURITIES LLC

# AUDITED FINANCIAL CONDITION

**Albright Securities LLC**
**(A Wholly Owned Subsidiary of Albright Capital Management LP)**
**December 31, 2019**
**With Report of Independent Registered Public Accounting Firm**

Albright Securities LLC
(A Wholly Owned Subsidiary of Albright Capital Management LP)
Audited Financial Condition
Year Ended December 31, 2019

## Contents

Ernst & Young Ltd.
3 Bermudiana Road
Hamilton HM 08
P.O. Box HM 463
Hamilton HM BX
BERMUDA

Tel: +1 441 295 7000
Fax: +1 441 295 5193
ey.com

Building a better working world

# Report of Independent Registered Public Accounting Firm

The Managing Member
Albright Securities LLC

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Albright Securities LLC (the "Company") as of December 31, 2019 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2019, in conformity with U.S. generally accepted accounting principles.

**Basis for Opinion**

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young Ltd.

We have served as the Company's auditor since 2007.

Hamilton, Bermuda
February 14, 2020

ALBRIGHT SECURITIES LLC
(A Wholly Owned Subsidiary of Albright Capital Management LP)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019
(expressed in United States dollars)

ASSETS

| | | |
|---|---|---|
| Current assets | | |
| Cash | $ | 19,083 |
| Prepaid expenses | | 1,392 |
| Total assets | $ | 20,475 |

LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| Current liabilities | | |
| Accounts payable and accrued expenses | $ | - |
| Total liabilities | | - |
| Member's equity | | |
| Capital | | 352,614 |
| Deficit | | (332,139) |
| Total member's equity | | 20,475 |
| Total liabilities and member's equity | $ | 20,475 |

See accompanying notes.

(Expressed in United States dollars)

1. Operations

Albright Securities LLC (the "Company") is a limited liability company that was formed in the state of Delaware in January 2005 and commenced operations on June 1, 2005. The Company registered as a broker dealer with the Securities and Exchange Commission (SEC) on January 11, 2006, and was approved for membership by the Financial Industry Regulatory Authority (FINRA) on the same date. The Company is a wholly-owned subsidiary of Albright Capital Management LP ("ACM"). ACM focuses on the emerging markets and launched its flagship private fund (the "Flagship Fund") in January 2007. The Company was formed primarily to serve as the private placement agent in connection with one or more private funds sponsored by ACM.

In accordance with FINRA NTM 16-37, the Company applied for and was granted Capital Acquisition Broker ("CAB") status on May 11, 2017. The Company concluded that it's expected activities were consistent with the limitations imposed on CAB's under CAB Rule 016. The Company undertakes to obtain the prior written approval of FINRA pursuant to FINRA CAB Rule 116 before removing or modifying any restrictions imposed or before effecting a material change in business operations and file a written notice and application with FINRA at least 30 days prior to effecting a change in ownership or control pursuant to FINRA CAB Rule 116.

The Company's activities are limited to acting as a private placement broker and it operates at the $5,000 net capital level. It neither carries customer accounts nor holds customer cash or securities and is exempt from the reserve requirements pursuant to Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule. The Company does not act as a dealer or market maker. It has not executed any securities transactions since it commenced operations.

Pursuant to the terms of the Limited Liability Company Agreement (the "Agreement") dated January 28, 2005, the Company may be dissolved, and its affairs wound up upon the first to occur of the following: (i) the written consent of ACM, (ii) at any time there are no members of the Company, unless the business of the Company is continued in a manner permitted by the Delaware Limited Liability Act (the "Act"), (iii) the entry of a decree of judicial dissolution under Section 18-802 of the Act, or (iv) the occurrence of any other event resulting, under non-waivable provisions of the applicable law, in the dissolution of the Company.

In accordance with the Agreement, except as otherwise provided by the Act and the Company's expense sharing agreement (Note 5), the debts and obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and ACM shall not be obligated personally for such debt, obligation or liability of the Company solely by reason of being a member of the Company.

2. Significant accounting policies

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP). The significant accounting policies are as follows:

(a) Cash
Cash comprises cash held in one bank.

(b) Income
Income is recognized as earned on an accrual basis.

(c) Expenses
Expenses are recognized on an accrual basis.

(d) Financial instruments
The fair values of the Company's assets and liabilities that qualify as financial instruments under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 825, Financial Instruments, approximate the carrying amounts presented in the statement of financial condition.

(e) Use of estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

(f) Taxation
No provision for federal and state income taxes has been made since the Company is not a taxable entity. ACM is individually liable for the taxes on its share of the Company's income or loss.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2019, the Company did not have any unrecognized tax liabilities.

(Expressed in United States dollars)

2. Significant accounting policies (Cont'd.)

The Company recognizes interest and penalties, if any, related to unrecognized tax exposures as income tax expense in the statement of operations. During the year, the Company did not accrue any interest or penalties.

ASU 2016-13, Financial Instruments - Credit Losses (Topic 326), is effective for broker dealers, for fiscal years beginning on or after December 15, 2019. The standard's main goal is to improve financial reporting by requiring earlier recognition of credit losses on financing receivables and other financial assets. Management believes the standard, once effective, will not have an impact on the Company's financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lease assets and liabilities to be recorded on the balance sheet for operating leases. Certain qualitative and quantitative disclosures are also required. Companies may adopt the new standard using a modified retrospective approach or a cumulative effect upon adoption approach for the annual and interim periods beginning after December 15, 2018. Management believes the standard has no impact on the Company's financial statements

3. Net capital requirements

The Company, as a registered broker-dealer, is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"). Rule 15c3-1 requires the maintenance of minimum net capital of $5,000, and requires that aggregate indebtedness shall not exceed 15 times net capital. At December 31, 2019, Company had net capital of $19,083, which exceeded the required net capital by $14,083. At December 31, 2019, the Company had a ratio of aggregate indebtedness to net capital of 0.00 to 1.

The ability of the Company to continue its operations is dependent upon the continued financial support from ACM. The financial statements have been prepared on the assumption that ACM will continuously provide financial support to the Company. As of December 31, 2019, ACM made cash contributions of $20,000 to provide the Company with additional working capital.

4. FOCUS (Form X-17a-5) Report

A copy of the Company's most recent, quarterly unaudited FOCUS (Form X-17a-5) Report (December 31, 2019) including Supplemental FOCUS Information and a Supplementary Schedule to the Statement of Income (Loss) is available for examination at the principal office of the Company and at the regional office of the SEC.

(Expressed in United States dollars)

5. Related party transactions

For the year ended December 31, 2019, the Company shared office space with ACM. In accordance with an expense sharing agreement between the Company and ACM, ACM has not allocated rent, overhead, executives' salaries, audit, and tax service expenses, and other miscellaneous office expenses to the Company. The Company amended the expense sharing agreement in July 2014 to include; (1) any expenses payable by the Company that are unpaid and attributable to the Company will be included in the Company's net capital computation by adjustments which reduce net capital and increase aggregate indebtedness by the amount of such unpaid expenses, (2) if an expense results in payment owed to a vendor or third party, the vendor or third party must agree in writing that the Company is not directly or indirectly liable to the vendor or third party for the expense, (3) the Company has no obligation, direct or indirect, to reimburse or otherwise compensate ACM or any party for the costs related to the activities of the Company other than as otherwise provided in the agreement and (4) ACM will not commence allocating expenses to the Company until the first month during which the Company commences operations as a broker. Prior year expenses paid for by ACM will not be apportioned back to the Company. In accordance with provisions of SEC Rule 17a-3(a)(1) and (a)(2), the Company monitors and maintains a separate record of such expenses. For the year ended December 31, 2019, such expenses amounted to $73,919.

ACM has adequate resources independent of the Company to pay these expenses, and the Company has no additional obligation, either direct or indirect, to compensate any party for these expenses.

6. Commitments and Contingencies

At December 31, 2019, the Company did not have any commitments or contingencies.

7. Subsequent Events

Subsequent events have been evaluated from January 1, 2020 through February 14, 2020, the date the financial statements were available to be issued.